UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRUSTREET PROPERTIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

898404108

(CUSIP Number)

James M. Waterbury

General Electric Capital Corporation

260 Long Ridge Road

Stamford, CT 06927

(203) 357-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Electric Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,467,981*
9. Sole Dispositive Power
10. Shared Dispositive Power 4,467,981*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,467,981*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Item 5 below).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Electric Capital Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,467,981*
9. Sole Dispositive Power
10. Shared Dispositive Power 4,467,981*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,467,981*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Item 5 below).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Electric Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,467,981*
9. Sole Dispositive Power
10. Shared Dispositive Power 4,467,981*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,467,981*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Items 4 and 5 below).

This Amendment No. 1 is filed by General Electric Capital Corporation, a Delaware corporation (“GE Capital”), for and on behalf of itself, General Electric Capital Services, Inc., a Delaware corporation (“GECS”), and General Electric Company, a New York corporation (“GE” and collectively with GE Capital and GECS, the “Reporting Persons”) and amends the Schedule 13D filed by GECC on behalf of itself and the other Reporting Persons on November 9, 2006 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share, of Trustreet Properties, Inc., a Maryland corporation (“Trustreet”). Capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Paragraphs (a) and (b) of Item 4 of the Schedule 13D are hereby amended and supplemented by adding the following paragraph at the end thereof:

On December 13, 2006, GECC consented in writing to the transfer by certain Stockholders of 675,261 shares in the aggregate of Trustreet’s common stock (the “Transferred Shares”). Pursuant to such consent, GECC also (i) waived the requirement set forth in the Voting Agreements that the transferees of the Transferred Shares enter into a voting agreement substantially identical to the Voting Agreements, (ii) agreed that that the Transferred Shares are no longer Subject Shares (as defined in the Voting Agreement), and (iii) released the proxy granted to GECC by the transferring Stockholders with respect to the Transferred Shares. Following the transfer of the Transferred Shares, the transferees will be under no binding obligation to vote the Transferred Shares in accordance with the Voting Agreements and GECC will have no power to direct the voting of the Transferred Shares. Copies of the letter agreements containing the above described consent of GECC are filed as Exhibits 8 and 9 attached hereto and each is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read as follows:

(a), (b) Prior to October 30, 2006, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Trustreet common stock.

As a result of entering into the Voting Agreements, and after giving effect to the transfers described in Item 4 above, the Reporting Persons may be deemed to have the power to vote, and to be the beneficial owner of, 4,467,981 shares of Trustreet common stock, representing approximately 6.6% of Trustreet’s common stock deemed outstanding under applicable SEC rules. The foregoing beneficial ownership calculations are based upon the representations of Trustreet and the Stockholders, including in the Merger Agreement and Voting Agreements.

To the best of the Reporting Persons’ knowledge, no shares of Trustreet common stock are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of Trustreet with respect to the Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreements.

(c) Except as described herein, there have been no transactions in shares of Trustreet common stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d), (e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 8	Letter Agreement dated December 13, 2006 by and among CNL Financial Group, Inc., a Florida corporation, General Electric Capital Corporation and CNL Charitable Foundation, Inc., a Florida not-for-profit corporation.

Exhibit 9	Letter Agreement dated December 13, 2006 by and among James N. Seneff, Jr., General Electric Capital Corporation, and Seneff Family Foundation, Inc., a Florida not-for-profit corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Diane L. Cooper
Name:	Diane L. Cooper
Title:	Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Mark S. Barber
Name:	Mark S. Barber
Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ Michael R. McAlevey
Name:	Michael R. McAlevey
Title:	Associate Secretary